UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-11155

WESTMORELAND COAL COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Westmoreland Coal Company and Subsidiaries Employees' Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Westmoreland Coal Company, 9540 S. Maroon Circle, Suite 200, Englewood, CO 80112

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Benefits Committee

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financials based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, schedule of assets (held at end of year) and schedule of reportable assets as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and has been derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

June 25, 2012
Denver, Colorado

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$10,187,672	$8,773,122

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	323,520	459,539

Pooled separate accounts	26,397,522	25,141,198

Guaranteed income fund	9,367,038	7,135,140

Guaranteed basis fund	200,934	-

Total investments	46,476,686	41,508,999

Receivables
Notes receivable from participants	1,859,804	1,717,403
Company contribution receivable	458,337	501,516
Employee contribution receivable	118,151	121,036
Total receivables	2,436,292	2,339,955

Net assets available for benefits	$48,912,978	$43,848,954

See accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Contributions:
Company contributions	$2,657,598
Employee contributions	3,819,714
Employee rollover contributions	89,816
Total contributions	6,567,128

Investment income:
Interest and dividends	823,833
Net appreciation of investments, including realized and unrealized gains and losses	512,361
Total investment income	1,336,194

Deductions from net assets attributed to:
Distributions to participants	(2,814,986)
Administrative expenses	(24,312)
Total deductions	(2,839,298)
Increase in net assets available for benefits	5,064,024

Net assets available for benefits:
Beginning of year	43,848,954
End of year	$48,912,978

See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

a.	Basis of Financial Statement Presentation

The Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan, or the Plan, established October 1, 1957 (as amended), is a defined contribution plan and is sponsored by Westmoreland Coal Company, or Westmoreland, and its subsidiaries (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

As described in guidance issued by the Financial Accounting Standards Board, or FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by this guidance, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if necessary. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

b.	Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This guidance requires additional disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy and disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy.

This standard also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 was effective for the Plan’s year ending December 31, 2010, except for the disclosure requirements on Level 3 activity that were effective for the Plan’s year ending December 31, 2011. The adoption of this standard did not have a material impact on the Plan’s financial statements.

c.	Future Adoption of Accounting Pronouncement

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.  There are no additional fair value measurements required upon the adoption of ASU 2011-04.  The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is prohibited.  The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012.  The adoption is not expected to have a material effect on the financial statements of the Plan.

d.	Investments

Westmoreland common and preferred stocks are recorded at quoted market values.

Pooled separate accounts including; the Janus Adviser Balanced Fund, S&P 500 Index Fund, Large Cap Value/Barrow Hanley Fund, Large Cap Growth/JP Morgan Investment Management Fund, Mid Cap

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

Value/CRM Fund, Mid Cap Growth/Goldman Sachs Fund, Small Cap Growth/Times Square Fund, Small Cap Value/TBCAM Fund, Europacific Growth Fund, Dreyfus Mid Cap Index Fund, Dreyfus International Stock Index Fund, Dreyfus Small Cap Index Fund, Core Plus Bond/PIMCO Fund, Core Bond Enhanced Index Fund and Prudential Retirement Insurance and Annuity Company Lifetime Funds and Prudential IncomeFlex Target EasyPath Balanced Funds, are recorded at fair value based on quoted market prices of the securities underlying the accounts.

The Plan has entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential). Prudential maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value as reported to the plan by Prudential.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

As described in Note 1a, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

As of December 31, 2011 and 2010, the contract value and fair value of the investment in the Guaranteed Income Fund was equal, and amounted to $9,367,038 and $7,135,140, respectively.  The average yield and the average crediting yield rate of the Guaranteed Income Fund for the years ended December 31, 2011 and 2010 were 2.60% and 2.85%, respectively.  The minimum crediting interest rate under the contract is 1.5%.  Generally, there are not any events that could limit the ability of the Plan to transact at contract value.  In addition, there are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different from contract value.

The Company is restricted by certain debt covenants from paying dividends on its common stock.  Payment of common stock dividends is not permitted until preferred stock dividend arrearages are satisfied.  In February 2011, the Company paid all dividend arrearages on its preferred stock.

The Company’s quarterly preferred stock dividends of $0.53125 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2011 and 2010, totaled $6,488 and $454,156, respectively. These amounts include the dividends accumulated on January 1, 2012 and 2011, respectively.  Effective April 15, 2009, Westmoreland Coal Preferred Stock Fund is no longer offered as an active investment within the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year-end are not reflected in the accompanying financial statements.

e.	Distributions to Participants

Distributions to participants are recorded when paid.

f.	Subsequent Events

On December 23, 2011, Westmoreland Kemmerer, Inc. or WKI, a wholly owned subsidiary of Westmoreland, entered into a Purchase and Sale Agreement with Chevron Mining Inc. pursuant to which Westmoreland agreed to purchase the Kemmerer Mine in the Hams Fork Region of southwestern Wyoming near the town of Kemmerer, Wyoming. Westmoreland completed the acquisition on January 31, 2012. The employees of WKI are eligible to participate in the Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, subject to the provisions of the Plan, as of February 1, 2012.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

2.	Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

a.	General

The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. Prudential, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.

All active employees who work 1,000 hours or more not subject to collective bargaining agreements, unless specifically negotiated, are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Effective January 1, 2010, the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan and the Savage Hourly Union plan were amended to constitute a “safe harbor” 401(k) plan under the Internal Revenue Code or, IRC.  As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m).  The Dakota Westmoreland Corporation Hourly Union plan does not qualify.

b.	Contributions

Participants may contribute between 1% and 75% of their base compensation.  The participant’s maximum pre-tax contribution is limited by the Internal Revenue Code to $16,500 for both calendar years 2011 and 2010.  Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $5,500 in both calendar years 2011 and 2010.

Effective May 1, 2001, the Plan was amended so that employee contributions are automatically made unless the employee opts out.  Under the Plan beginning May 1, 2007, employee’s deferrals automatically escalate 1% annually not to exceed 6%.

Effective through June 30, 2009, the Company matched employee contributions under the Plan in Westmoreland common stock for each employee hired before July 1, 2006 as follows:

Westmoreland Coal Company, Dakota Westmoreland Corporation (DWC) and Westmoreland Resources, Inc (WRI) – 50% of employee contributions up to 6% of base compensation.

Texas Westmoreland Coal Co. (TWCC) (formerly Northwestern Resources) – Less than 5 years of service, 70% of employee contributions up to 2% of base compensation – 5 to 9 years of service, 70% of employee contributions up to 4% of base compensation – 10+ years of service, 70% of employee contributions up to 6% of base compensation.

Western Energy Company (WECO) and Westmoreland Savage Corporation (Savage) – 100% of employee contributions up to 4% of base compensation.

Employees hired on, or after July 1, 2006, who work 1,000 or more hours per year are matched by the Company at 50% of the first 6% of compensation the employee contributes. The matching contribution is made in Westmoreland common stock and employees become vested in the matching contribution over a two-year period.

Effective July 1, 2009, the Company matches all non-bargained employees’ contributions 100% up to a maximum of 6% of their base compensation.  In addition, the Company makes a yearly 2% special employer contribution to employees that had at least 15 years of service as of December 31, 2009 and also have at least 1,000 hours of service per year and are active employees on December 31 of the plan year for which the contribution is made.  Contributions will be made after the end of the plan year to which the contributions apply, but only through the plan year ending December 31, 2018.  All contributions are still made in Westmoreland common stock.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

Effective January 1, 2011, the Plan added a Roth 401(k) feature which allows after-tax contribution dollars to be eligible for tax-free investment earnings if the distribution is qualified.  Roth 401(k) contributions and regular contributions are combined for purposes of the IRS annual deferral limit.

c.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan expenses and earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

e.	Vesting

Vesting of the Company’s matching contribution for participants hired is based on years of continuous service. A participant is 50% vested after one year and 100% vested after two years.

3.	Notes Receivable from Participants

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant’s account balance up to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to a reasonable interest rate commensurate with current interest rates charged for loans made under similar circumstances. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant’s account. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2011, range from 4.25% to 9.25% and maturity dates range from January 2012 to October 2017.

4.	Fair Value Accounting

The FASB issued guidance that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011 and December 31, 2010.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

The following assets are measured at fair value on a recurring basis at December 31, 2011:

Description	Level 1	Level 2	Total
Pooled Separate Accounts:
Small cap	$-	3,377,499	3,377,499
Mid cap	-	1,777,084	1,777,084
Large cap	-	5,355,820	5,355,820
International	2,588,533	-	2,588,533
Blended funds	612,609	2,612,218	3,224,827
Balanced growth fund	-	7,915,206	7,915,206
Intermediate – term bond	-	2,158,553	2,158,553
Guaranteed income fund	-	9,367,038	9,367,038
Guaranteed basis fund	-	200,934	200,934
Company stock	10,511,192	-	10,511,192
Total	$13,712,334	32,764,352	46,476,686

The following assets are measured at fair value on a recurring basis at December 31, 2010:

Description	Level 1	Level 2	Total
Mutual funds:
Small cap	$-	$3,323,259	$3,323,259
Mid cap	-	1,493,476	1,493,476
Large cap	-	5,519,234	5,519,234
International	1,757,197	-	1,757,197
Blended funds	548,314	2,443,552	2,991,866
Balanced growth fund	-	3,010,162	3,010,162
Intermediate-term bond	-	1,616,424	1,616,424
Lifetime funds	-	5,429,580	5,429,580
Guaranteed income fund	-	7,135,140	7,135,140
Company stock	9,232,661	-	9,232,661
	$11,538,172	$29,970,827	$41,508,999

5.	Income Taxes

The Plan obtained its latest determination letter dated June 30, 2004, from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

7.	Investments

Investments representing 5% or more of net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
Westmoreland Common Stock	$10,187,672	$8,773,122
Guaranteed Income Fund	9,367,038	7,135,140
Janus Adviser Balanced Fund	7,915,206	3,010,162
Large Cap Growth/JP Morgan Investment Management Fund	2,771,474	2,862,978
Large Cap Value/Barrow Hanley Fund	2,584,346	2,656,254
S&P 500 Index Fund	2,612,218	2,443,552
Europacific Growth Fund	2,451,731	*

*Denotes investment with a balance below 5% of net assets

Net appreciation of investments, including realized and unrealized gains and losses for the year ended December 31, 2011 is as follows:

2011
Westmoreland Common Stock	$1,018,664
Westmoreland Preferred Stock	(58,733)
Pooled Separate Accounts	(447,570)
Net appreciation in the value of investments	$512,361

Prior to April 1, 2001, participants could direct their contributions (both employer and employee contributions) to invest in any combination of available investments. However, effective April 1, 2001, employer matching contributions are only made in Westmoreland common stock. Effective July 30, 2004, participants may redirect employer-matching contributions to other investment options when the participant becomes 100% vested in employer matching contributions.  Effective April 15, 2009, Westmoreland Preferred Stock is no longer offered as an active investment option.

Westmoreland Common Stock – Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 799,033 and 734,767 shares of Westmoreland common stock at December 31, 2011 and 2010, respectively. The market value of the stock on these dates was $12.75 and $11.94 per share, respectively.

Westmoreland Preferred Stock – This fund provided the participant the option to invest in Westmoreland Coal Company preferred stock, which offered a cumulative dividend that is preferential to common stock. Any cash dividends paid are used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held 12,213 and 14,589 shares of Westmoreland preferred stock at December 31, 2011 and 2010, respectively. The market value of the stock on these dates was $26.49 and $31.50 per share, respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

8.	Non-participant-Directed Investments

Changes in non-participant-directed investments for the year ended December 31, 2011 are as follows:

Westmoreland Common Stock Fund
Net assets available for benefits at December 31, 2010	$8,773,122
Additions (deductions) to net assets attributed to:
Company contributions	2,698,785
Employee contributions	194,244
Employee rollover contributions	3,761
Investment income (loss):
Interest and dividends	6,563
Net appreciation of investments, including realized and unrealized gains and losses	1,018,664
Distributions to participants	(566,551)
Administrative expenses	(8,802)
Participant directed common/preferred stock transfers	(1,932,114)
Increase in net assets available for benefits	1,414,550
Net assets available for benefits at December 31, 2011	$10,187,672

Activity in participant directed funds and the Westmoreland Preferred Stock Fund is participant directed.  Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed.

9.	Forfeitures

Forfeitures due to a participant’s withdrawal prior to full vesting of employer contributions may be applied to employer contributions or used to offset administrative expenses. Forfeitures used to offset administrative expenses in 2011 were $3,067. As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $30,697 and $34,636, respectively.

10.	Risks and Uncertainties

The Plan provides for various investment options in pooled separate accounts, stock funds and a guaranteed income fund. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect amounts presented in the statements of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

The Plan provides the participants the ability to invest in various pooled separate accounts which may, in turn, invest in securities with contractual cash flows, such as asset backed securities, foreign investments, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan’s net assets available for benefits to change due to this concentration.

11.	Related Party Transactions

The Plan invests in certain pooled separate accounts, a guaranteed income fund and a guaranteed basis fund managed by Prudential, the Plan’s trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in the Company’s common and preferred stock, which qualify as party-in-interest transactions.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Schedule 1

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 23-1128670

Plan #766782

December 31, 2011

Identity of issuer, borrower, or other similar party	Fair Value
Equity securities:
* Westmoreland Preferred Stock, 12,213 shares	$323,520
* Westmoreland Common Stock, 799,033 shares, cost basis $8,867,029	10,187,672
10,511,192
Guaranteed income fund:
Prudential Retirement Insurance and Annuity Company:
* Guaranteed Income Fund	9,367,038

Pooled separate accounts:
* S&P 500 Index Fund	2,612,218
* Large Cap Value/Barrow Hanley Fund	2,584,346
* Large Cap Growth/JP Morgan Investment Management Fund	2,771,474
* Mid Cap Value/CRM Fund	777,775
* Mid Cap Growth/Goldman Sachs Fund	999,308
* Small Cap Growth/Times Square Fund	2,077,019
* Small Cap Value/TBCAM Fund	1,300,480
* Janus Adviser Balanced Fund	7,915,206
* Core Plus Bond/PIMCO Fund	1,942,267
* Core Bond Enhanced Index Fund	216,286
* Europacific Growth Fund	2,451,731
* Dreyfus Mid Cap Index Fund	330,203
* Dreyfus International Stock Index Fund	136,802
* Dreyfus Small Cap Index Fund	282,407
26,397,522

Guaranteed basis fund:
* Prudential Income Flex Target Easy Path Balanced Funds	200,934

Participant loans (interest rates ranging from 4.25% to 9.25%, various maturity dates ranging from January 2012 to October 2017)	1,859,804

Total	$48,336,490
* Denotes party-in-interest
Note: Information on cost of investments is excluded for participant-directed investments.
See accompanying report of Independent Registered Public Accounting Firm.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Schedule 2

SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

Year ended December 31, 2011

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
*	Westmoreland Coal Company common stock	$2,962,260	NA	NA	NA	$2,962,260	$2,962,260	-
*	Westmoreland Coal Company common stock	NA	$2,566,375	NA	NA	$1,601,919	$2,566,375	$964,456

* Prudential Retirement Insurance and Annuity Company
See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan

Date: June 25, 2012	/s/ Cindy Bulla
Cindy Bulla
Plan Administrator

EXHIBIT INDEX

Exhibit
Number                      Description

23.1	Consent of Independent Registered Public Accounting Firm - Ehrhardt Keefe Steiner & Hottman PC